

SECURI[TIES AND EXCHANGE CO]MMISSION

07003001

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-45710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GE Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3001 Summer Street
(No. and Street)

Stamford	CT	06904-7900
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Karaffa (804) 289-2325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

1021 East Cary Street, Suite 2000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

OATH OR AFFIRMATION

I, *John Karaffa*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GE Investment Distributors, Inc. as of *December 31, 2006*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.



Signature

Chief Financial Officer
Title



Notary Public

My Commission Expires April 30, 2008

This report ** contains (check all applicable boxes):

- [√] (a) Facing Page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [√] (g) Computation of Net Capital.
- [√] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [√] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GE INVESTMENT DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of General Electric Company)

Financial Statements and Supplementary Information
Required by SEC Rule 17a-5

December 31, 2006

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
GE Investment Distributors, Inc.:

We have audited the accompanying statement of financial condition of GE Investment Distributors, Inc. (the Company) (an indirect wholly owned subsidiary of General Electric Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GE Investment Distributors, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Richmond, Virginia
February 28, 2007

GE INVESTMENT DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of General Electric Company)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	7,543,969
Deferred sales commissions		1,008,001
Tax assets from affiliates		1,296,858
Other assets		103,443
Total assets	$	9,952,271
Liabilities and Shareholder's Equity		
Liabilities:		
Payable to affiliate	$	461,136
Accounts payable and accrued expenses		823,643
Deferred tax liability		18,142
Total liabilities		1,302,921
Shareholder's equity:		
Common stock ($0.01 par value per share, 1,000 shares authorized; 100 shares issued and outstanding)		1
Additional paid-in capital		9,746,341
Accumulated deficit		(1,096,992)
Total shareholder's equity		8,649,350
Total liabilities and shareholder's equity	$	9,952,271

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

GE Investment Distributors, Inc. (the Company or GEID) was incorporated under the laws of Delaware on February 3, 1993. The Company is a wholly owned subsidiary of GE Asset Management Incorporated (GEAM), which is a wholly owned subsidiary of General Electric Company (GE).

Prior to January 1, 2006, GEID was a wholly owned subsidiary of General Electric Financial Assurance Holdings, Inc., which is an indirect wholly owned subsidiary of GE.

The Company, a broker/dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers, Inc. (NASD), is the distributor for the GE Family of Funds including GE Funds, S&S Funds, GE Institutional Funds, GE LifeStyle Funds, Elfun Funds, and GE Investments Funds, Inc.

(b) Revenue Recognition – Securities Transactions

Distribution and shareholder servicing fees from the GE Family of Funds are earned by the Company based upon a percentage of the daily net assets of the GE Funds' Class A, Class B, and Class C shares; GE Investments Total Return Fund's Class 1, Class 2, and Class 3 shares; and the GE Institutional Funds' Service Class shares. In addition, the Company retains a portion of the sales charge paid by purchasers of GE Funds' Class A shares for its distribution expenses.

(c) Deferred Sales Commissions

Commissions paid by the Company to participating broker/dealers on sales of Class A, Class B, and Class C shares with contingent deferred sales charges are capitalized as deferred commissions and are amortized on a straight–line basis over a 72–month period for Class B shares, and a 12–month period for Class A and Class C shares. Such periods are defined as the periods over which the Company is eligible to be reimbursed for the deferred sales commissions payments to originating broker/dealers advanced at the time of sale. The recoverability of deferred sales commissions is regularly reviewed by the Company's management, utilizing a cash flow analysis based on anticipated future distribution fee and contingent deferred sales commissions revenue. Contingent deferred sales charges reduce unamortized deferred sales commissions when received.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

(e) Liabilities Subordinated to Claims of General Creditors

The Company did not carry liabilities subordinated to claims of general creditors during the year ended December 31, 2006 and, therefore, has not included a statement of changes for such activities.

(Continued)

(f) ***Income Taxes***

GEID accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (FAS 109) on a separate company basis. The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of GE. GEID files state and local income tax returns where such returns are not included in the income tax returns of GE. The income tax liability has been computed on the operations of GEID. GEID is subject to a tax sharing arrangement with GE whereby taxes payable are remitted to GE based on the separate company income tax liability computed, if applicable.

Deferred taxes are provided under the asset and liability method as prescribed by FAS 109, whereby deferred tax assets and liabilities are recognized for temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On July 13, 2006, the FASB released FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes*. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires evaluation of tax positions taken or expected to be taken in the course of preparing GEID's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The adoption of FIN 48 will require financial statements to be adjusted to reflect only those tax positions that are more likely than not to be sustained as of the adoption date. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is applied to all open years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact on the financial statements has not yet been determined.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

(2) Deferred Sales Commission

During 2006, the Company paid capitalizable sales commissions totaling $133,878.

(3) Income Taxes

Tax expense for the year ended December 31, 2006 consisted of the following components:

Current federal and state income tax benefit	$	(700,843)
Deferred federal and state income tax expense		18,142
Total income tax benefit	$	(682,701)

(Continued)

The difference between the statutory income tax rate and the Company's effective rate is primarily due to state/local income taxes and nondeductible expenses.

The deferred income tax expense results from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The deferred tax liability at December 31, 2006 of $18,142 is related to the unrealized appreciation of the investment in NASDAQ stock.

The Company has a current income tax receivable of $1,296,858 as of December 31, 2006.

(4) Financial Instruments

The financial instruments of the Company are reported in the balance sheet at market values. Proprietary securities transactions are accounted for as of the trade date. Equity securities, for which exchange quotations are readily available, are valued at the last sale price. Equity securities on the NASDAQ are valued at the NASDAQ's official close price. Investments in money market mutual funds are valued at the carrying amounts that approximate market value because of the short maturity of the instruments.

(5) Related–Party Transactions

Effective January 1, 2006, the Company entered into a services agreement with GEAM, whereby GEAM has agreed to provide GEID with certain services. Such services include administrative and operational support, office facilities and supplies, marketing services, and commission to GEAM sales personnel. For the year ended December 31, 2006, GEID recorded $3,894,799 of services under this agreement.

As distributor for the GE Funds, GE Investments Total Return Fund and the GE Institutional Funds (Service Class), the Company earns distribution and shareholder servicing fees in accordance with the Funds' 12b(1) plans.

As distributor for the Elfun Funds, GE LifeStyle Funds, GE Investments Funds (except for GE Investments Total Return Fund), and the S&S Funds, the Company receives no compensation. The GE Funds, Elfun Funds, GE Institutional Funds, GE LifeStyle Funds, GE Investments Funds, and S&S Funds are advised by GEAM.

The Company also disseminates information, provides telephone servicing, and forwards customer purchases and sales orders for the GE Stock IRA Plan and the GE Interest Plus program, for which it receives no compensation.

The Company earns interest income on the investment class of GE Institutional Money Market Fund. Interest amounted to $217,539 for the year ended December 31, 2006.

(6) Commitments and Contingent Liabilities

Management of the Company is not aware of any legal proceedings or other matters arising out of its activities as a broker/dealer in securities that would result in a material adverse effect on the Company's financial position or results of operations.

(7) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule, alternative standard (SEC Rule 15c3–1) which requires the maintenance of the greater of $250,000 net capital or 2% of aggregate debit items. At December 31, 2006, the Company had net capital of $6,189,780. This was $5,939,780 in excess of the SEC minimum required net capital.

END